Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Benson Hill Adds Food Industry Veteran Bruce Bennett as President of Ingredients Business Segment

Bennett will oversee global operations and market adoption of Benson Hill’s innovative plant-based ingredients portfolio

Brings extensive experience commercializing next-generation proteins for the plant-based revolution

ST. LOUIS, MO – July 19, 2021 – Benson Hill, Inc. (the “Company” or “Benson Hill”), a food tech company unlocking the natural genetic diversity of plants with its cutting-edge food innovation engine, today announced that Bruce Bennett will join the Company’s Executive Leadership Team as President of its Ingredients business segment.

In this newly created role, Bennett will report to Benson Hill’s Chief Executive Officer (CEO), Matt Crisp, and oversee global operations and adoption of Benson Hill’s ingredients portfolio for the growing plant-based protein market. He will lead organizational functions that drive end-to-end delivery of Benson Hill’s ingredients portfolio across its supply chain to produce and deliver more nutrient-dense, better-tasting and sustainable products while also providing the transparency and traceability necessary to build a better food system. Bennett’s role will focus on managing the production, sales and delivery of Benson Hill’s proprietary, non-GMO soybean portfolio, including its innovative Ultra-High Protein soybean ingredients, as well as future innovations planned for yellow pea, the fastest-growing protein source for plant-based meat alternatives.

The Company forecasts substantial Ingredient segment growth, which can help fuel the growing plant-based meat substitute market that is expected to reach approximately $140 billion by 2029, according to industry research. Benson Hill recently announced that it had more than doubled contracted acres of its proprietary soybean varieties versus its 2020 crop year, representing approximately 133% year-over-year growth, an important step to delivering to market its Ultra-High Protein soybean ingredients.

“Bruce has a deep understanding of the interconnected factors that influence the sourcing decisions of traders, processors and CPG companies, including demand for protein diversity and functionality, the continued need for operational efficiencies, and growing interest in driving sustainability,” said Matt Crisp, CEO of Benson Hill. “We look forward to benefitting from Bruce’s leadership skills, bold thinking and extensive industry experience as we continue our rapid growth trajectory to serve the food industry’s evolution from commodities to more whole and differentiated ingredient options, starting with a better seed.”

“What excites me about Benson Hill is they are enabling Mother Nature to do the heavy lifting that has traditionally relied on big processing plants, machines, additives and costly operations,” said Bennett, President, Ingredients at Benson Hill. “Benson Hill is growing higher-quality raw materials in the ground before they have even crossed the farm gate. I believe the Company has the potential to open new market opportunities for farmers, improve ingredients for food manufacturers and significantly reduce energy and water use, as well as the overall carbon footprint of the food industry. Its unique approach to modernizing food production aligns with growing consumer demand for cleaner and more sustainable food choices, which food manufacturers are seeking to satisfy.”

Bennett has more than two decades of experience in the food industry and a record of achievement as a seasoned business leader in operations and change management. He also has experience commercializing next-generation proteins at multinational food processing corporations. Bennett was previously Vice President, Strategic Sourcing at McClement Management Group, an integrated supply chain business for a major quick service food company. Prior to that, his 25-year career at Archer Daniels Midland spanned an array of global roles including Vice President, Foods & Wellness; President, Specialty Ingredients; and President, Plant Proteins. Bennett led efforts to expand ADM’s geographic footprint, broaden its portfolio into complimentary and adjacent products, and commercialize next-generation protein ingredients. Bennett has a B.A. from Illinois Wesleyan University.

About Benson Hill

Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating healthier, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc.

On May 10, 2021, Benson Hill announced a definitive business combination agreement with Star Peak Corp II (NYSE: STPC). Upon the closing of the business combination, Benson Hill will become publicly traded on the New York Stock Exchange under the new ticker symbol “BHIL”. Additional information about the transaction can be viewed at: https://bensonhill.com/investors/ or https://stpc.starpeakcorp.com/.

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

###